FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

United Brokerage Services, Inc.
Year Ended December 31, 2021
With Report of
Independent Registered Public Accounting Firm

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48685

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 AND ENDING 12/31/2021

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: United Brokerage Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

514 Market Street

(No. and Street)

Parkersburg   WV   26101

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Angie Board   304-424-8681   angie.board@bankwithunited.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP

(Name – if individual, state last, first, and middle name)

500 Virginia Street East Charleston   WV   25301

(Address)   (City)   (State)   (Zip Code)

(Date of Registration with PCAOB)(if applicable) _____ (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Angie Board _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of United Brokerage Services, Inc. _____, as of 12/31 ____, 2021 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public

Signature: _____

Title: _____
FINOP

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

United Brokerage Services, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2021

Contents



Ernst & Young, LLP
500 Virginia Street East
Suite 900
Charleston, WV 25301

Tel: +1 304 357 5974
Fax: + 1 866 264 1907
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of
United Brokerage Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of United Brokerage Services, Inc. (the Company) as of December 31, 2021, and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 1997.

March 31, 2022

United Brokerage Services, Inc.

Statement of Financial Condition

December 31, 2021

Assets

Cash and cash equivalents	$ 10,693,874
Restricted cash	33,255
Certificates of deposit	14,000,383
Commissions and fees receivable	345,632
Other receivables	291,702
Fixed assets, net	22,832
Prepaid expenses and other assets	127,367
Total Assets	$ 25,515,045

Liabilities

Accounts payable	$ 380,143
Accrued commissions payable	396,335
Deferred revenue	390,000
Deferred tax liability, net	9,797
Total Liabilities	1,176,275

Shareholder's Equity

Common stock, $10 par value; 50,000 shares authorized, issued and outstanding	500,000
Paid-in surplus	100,338
Retained earnings	23,738,432
Total shareholder's equity	24,338,770
Total Liabilities and Shareholder's Equity	$ 25,515,045

See accompanying notes.

United Brokerage Services, Inc.

Statement of Income

Year Ended December 31, 2021

Revenues

Brokerage commissions	$ 9,621,129
Managed account advisory fees	5,020,563
Interest income	42,951
Other income	747,402
Total Revenues	15,432,045

Expenses

Salaries and employee benefits	8,969,472
Clearing costs	396,510
Legal and other professional fees	169,239
Data processing	184,354
Equipment	67,126
Other	579,079
Total Expenses	10,365,780
Income before income taxes	5,066,265
Income tax expense	1,041,117
Net Income	$ 4,025,148

See accompanying notes.

United Brokerage Services, Inc.

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2021

	Common Stock	Paid-in Surplus	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2021	$ 500,000	$ 100,338	$ 19,713,284	$ 20,313,622
Net income	–	–	4,025,148	4,025,148
Balance at December 31, 2021	$ 500,000	$ 100,338	$ 23,738,432	$ 24,338,770

See accompanying notes.

United Brokerage Services, Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year Ended December 31, 2021

Balance at January 1, 2021	$	-
Changes during period	$	-
Balance at December 31, 2021	$	-

See accompanying notes.

United Brokerage Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2021

Operating activities		
Net income	$	4,025,148
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		10,256
Deferred income tax expense		3,427
Changes in operating assets		
(Increase) Decrease in commissions and fees receivable		(10,624)
(Increase) Decrease in other receivable		166,138
(Increase) Decrease in prepaid expenses and other assets		(12,140)
Net decrease in operating assets		143,374
Changes in operating liabilities:		
Increase (Decrease) in Deferred revenue		(120,000)
Increase (Decrease) in accounts payable		(133,834)
Increase (Decrease) in accrued commissions payable		62,645
Net decrease in operating liabilities		(191,189)
Net cash provided by operating activities		3,991,016
Investing activities		
Payments to purchase certificates of deposit		(156,239,122)
Receipts from maturities of certificates of deposit		146,237,138
Interest on certificates of deposit		(29,895)
Payments to purchase equipment		(16,828)
Net cash used in investing activities		(10,048,707)
Net decrease in cash, cash equivalents and restricted cash		(6,057,691)
Cash, cash equivalents and restricted cash at January 1, 2021		16,784,820
Cash, cash equivalents and restricted cash at December 31, 2021	$	10,727,129
Supplemental Information		
Net cash paid for income taxes	$	1,246,359

See accompanying notes.

1. Nature of Operations

Organization

United Brokerage Services, Inc. (the Company) is a licensed broker/dealer approved by the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of United Asset Management Company, which is a wholly owned subsidiary of United Bank (United) and its parent company United Bankshares, Inc. (UBSI). The Company operates principally in the West Virginia, Virginia, Maryland, North Carolina, South Carolina, and Washington, D.C. markets and offers retail brokerage services relating to securities and related products on a fully disclosed basis.

The Company clears its security transactions on a fully disclosed basis through Wells Fargo Clearing Services, LLC.

Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Rule 15c3-1 prohibits a broker/dealer from engaging in securities transactions when its "aggregate indebtedness" to all other persons exceeds 15 times (1,500%) its "net capital," as those terms are defined, subject to a $250,000 minimum net capital requirement. The Company had net capital of $19,196,065, which is $18,946,065 in excess of its required net capital of $250,000 at December 31, 2021, and 6.1% aggregate indebtedness to net capital. The Company claims an exemption from Rule 15c3-3 of the Securities and Exchange Act of 1934 under Section (k)(2)(ii) of that Rule as all transactions are cleared through another broker/dealer on a fully disclosed basis.

2. Significant Accounting Policies

The accounting and reporting policies of the Company conform with U.S. generally accepted accounting principles (GAAP). A description of the significant accounting policies is presented below.

In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

COVID-19

In March 2020, the World Health Organization declared the spread of coronavirus disease ("COVID-19") a worldwide pandemic. The COVID-19 pandemic had a negative impact on the global economy and caused volatility in the financial markets. Although financial markets have largely rebounded from the significant declines that occurred earlier in the pandemic and global economic conditions showed signs of improvement, many of the circumstances that arose or became more pronounced after the onset of the pandemic persist, including increased consumer demands for liquidity. The Company continues to actively monitor the pandemic and has taken and will continue to take steps to identify and mitigate the adverse impacts on, and risks to, its business, financial condition, liquidity, operations, employees, clients, and business partners. Based on information available as of the date of this report, the Company continues to believe the pandemic will not have a material adverse impact on its financial condition, results of operations, or cash flows in the near term. As the length of the pandemic and related economic impacts are unknown, the Company is unable to estimate the long-term effects of the pandemic on its financial condition, results of operations, or cash flows.

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit in a bank account at United and other financial institutions and money market funds maintained on deposit with the clearing broker, all with original maturities of three months or less.

The following table provides a reconciliation of cash, cash equivalents and restricted cash that sum to the total of the same such amounts shown on the statement of cash flows at December 31, 2021.

Cash and cash equivalents	$10,693,874
Restricted cash	$ 33,255
Total cash, cash equivalents and restricted cash as shown in the statement of cash flows	$10,727,129

Restricted Cash

Restricted cash represents an interest-bearing account held at United which is used for funding related to certain insurance programs offered by United.

Certificates of Deposit

Investments in certificates of deposit are made through IntraFi Network. Such certificates of deposit are held at domestic financial institutions and are fully secured by insurance coverage through the Federal Deposit Insurance Corporation. The balance at December 31, 2021 is $14,000,383 and consists of $5,000,383 at .10%, $5,000,000 at .10% and $4,000,000 at .10% with maturity dates of 1/20/22, 1/27/22 and 3/10/22, respectively.

Revenue Recognition

Revenues are recorded as the income is earned and the related service is performed. In return for such services, the Company charges a commission through the sales of various securities products primarily consisting of investment company shares, annuity products, and corporate debt and equity securities, for its selling and administrative efforts. Revenue is also earned on a periodic basis based on customer account balances and activity for account supervision, advisory and administrative services. The commission and fees are recorded as a receivable, and the receivables are stated at the amount the Company expects to collect. The Company evaluates the need for an allowance for uncollectible commissions and fees receivable based on a review of account balances. At December 31, 2021, the allowance for uncollectible commission and fees receivable is immaterial.

Fixed Assets

The Company's fixed assets are stated at cost less depreciation and include equipment that is depreciated using the straight-line method over the useful lives of the assets, which ranged from three to five years. Total depreciation expense recorded as of December 31, 2021 was $10,256 and is recorded in Equipment on the Statement of Income. The fixed asset cost is $378,764 and accumulated depreciation as of December 31, 2021 is $355,932.

Deferred Revenue

Deferred revenue represents the unamortized balance of a 5-year contract incentive from First Clearing. The balance of deferred revenue at December 31, 2021 was $390,000 and will be fully amortized when the contract ends in April 2025.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. The Company provided for income taxes based on its taxable income or loss multiplied by UBSI's approximate effective tax rate. The effective rate was 20.55% for the year ended December 31, 2021. Income tax expense recorded by the Company was $1,041,117 for the year ended December 31, 2021. The provision for income tax

expense for the year ended December 31, 2021, consists of current income tax expense of $1,037,690 and deferred income tax expense of $3,427.

Deferred income taxes are computed for temporary differences between when items are recognized for income for financial reporting purposes and when recognized for income tax return purposes. The Company's net deferred tax liability is related to fixed assets ($2,244 asset) and prepaid insurance ($12,041 liability).

The Company remits to or receives from UBSI amounts payable or receivable on a monthly basis. During 2021, the Company paid $1,246,359 of income taxes to UBSI. As of December 31, 2021, the income tax liability due to UBSI was $67,166 and is included in Accounts payable in the accompanying statement of financial condition.

As of December 31, 2021, the Company has no unrecognized tax benefits. The Company accounts for interest and penalties related to uncertain tax positions as a component of income tax expense. No interest or penalties were recognized in the accompanying statement of income.

The Company is included in the consolidated federal income tax return filed by its ultimate parent, UBSI. The consolidated federal and state income tax returns that include the Company's results of operations are open to audit under the statute of limitations by taxing authorities for the years ended December 31, 2018 forward. The Company is not under any tax audits.

Employee Benefit Plan

The Company participates in a deferred compensation plan (401(k) plan) under Section 401(k) of the Internal Revenue Code. 401(k) plan expense for 2021 was $221,297. This expense is included in the salaries and employee benefits total in the accompanying statement of income.

3. Revenue Recognition

As discussed in Note 2, revenue from contracts with customers includes commission income and fees from managed account services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Commission revenue consists of commission revenue and trails. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commission revenue transactions are recorded on the trade date when performance obligations are met. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Non-trail commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). Non-trail commission revenue earned by the Company as of December 31, 2021 is $7,649,520. The Company also records revenue on a trailing basis for annuities and mutual funds. An initial commission is recorded on the trade date, with trails recorded, typically quarterly, based on the value of the account. Trail revenue earned by the Company as of December 31, 2021 is $1,971,609.

Managed Account Advisory Fees

The Company enters into arrangements with customers for managed accounts. Revenue is recorded as performance obligations are met over the period the services are provided. The basis to calculate the transaction price is usually based on the percentage of the value of the customer asset holdings in the advisory service programs at the end of a contractually defined measurement period. The Company believes that its performance obligations are satisfied over time because the customer is receiving and consuming the benefits as they are provided by the company. Managed account advisory fees earned by the Company as of December 31, 2021 is $5,020,563.

4. Credit Risk

There are risks inherent in recording any receivable, including risks with respect to the period of time over which the receivable may be paid in dealing with individual customers. The Company seeks to mitigate the risk by adhering to prudent approval practices. Although the Company believes that its risk management practices are appropriate, the Company may incur losses due to business activities.

5. Related-Party Transactions

United provides certain management services to the Company, including accounting and administrative functions. For the year ended December 31, 2021, the Company paid $156,000 to United, which is included in other expenses on the accompanying statement of income.

The Company has a checking account with United. The balance in the account at December 31, 2021 was $5,875,481 and is included in Cash and Cash Equivalents on the accompanying statement of financial position.

United acts as an agent for the Company by placing investments in certificates of deposit through the IntraFi Network, as discussed in Note 2.

The Company has an employee who also performs duties for United. United reimburses the Company for salaries paid on United's behalf. Salaries paid by the Company and subsequently reimbursed by United for the year ended December 31, 2021 were $35,046.

6. Contingencies

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from customer accounts introduced by the Company. As of December 31, 2021, the amounts to be indemnified related to such agreement was immaterial.

The Company may be party to litigation in the ordinary course of business but does not believe that the outcome of current matters, if any, will materially affect the Company or these financial statements.

7. Fair Value Measurements

The authoritative accounting guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques based on whether they are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions.

The three levels of the fair value hierarchy based on these two types of inputs are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for assets measured at fair value on a recurring basis as of December 31, 2021:

	Level 1	Level 2	Level 3	Fair Value
Assets:				
Cash and Cash Equivalents:				
Money Market Funds............	$ 3,002	$0	$0	$ 3,002
Total Assets at Fair Value..........	$ 3,002	$0	$0	$ 3,002

The fair value of cash and cash equivalents and certificates of deposit approximate carrying value. The Company has no financial instruments that are measured at fair value on a nonrecurring basis.

8. Accrued Commissions Payable

Accrued commissions payable represents commission due to brokers/advisors, sales managers, and platform workers from the Company related to December 2021 commission revenue. The amount payable at December 31, 2021 was $396,335 and is listed as a separate line item on the statement of financial condition. Commissions were remitted in January 2022.

9. Subsequent Events

In preparing the financial statements, subsequent events were evaluated through March 31, 2022, the time the financial statements were issued. Financial statements are considered issued when they are widely distributed to users or filed with the SEC. There have been no subsequent events that have occurred during that time period that would require adjustment to, or disclosure in, the financial statements as of and for the year ended December 31, 2021.



Supplemental Information

United Brokerage Services, Inc.

Schedule I – Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2021

Shareholder's equity	$ 24,338,770
Deductions and/or charges	
Nonallowable assets:	
Restricted cash	33,255
Nonallowable receivables	137,278
Fixed Assets	22,832
Prepaid expenses and other assets	4,942,847
Total deductions and/or charges	5,136,212
Net capital before haircuts on securities positions	19,202,558
Haircut on securities positions	6,493
Net capital	$ 19,196,065
Minimum net capital requirement – the greater of	
$250,000 or 6-2/3% of total aggregate indebtedness	$ 250,000
Excess net capital	$ 18,946,065
Aggregate indebtedness	$ 1,176,275
Ratio of aggregate indebtedness to net capital	0.061 to 1

There were no material differences between the audited computaion of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2021, Part IIA FOCUS filing.

United Brokerage Services, Inc.

Schedule II – Exemptive Provision Under Rule 15c3-3

December 31, 2021

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Section (k)(2)(ii) of that Rule.

As United Brokerage Services, Inc.'s business activities do not involve taking possession of customer funds or securities, an exemption from Rule 15c3-3 of the Securities and Exchange Commission is claimed under paragraph (k)(2)(ii) for the following:

A. Computation for the Determination of Reserve Requirements Under Rule 15c3-3

B. Information Relating to the Possession or Control Requirements Under Rule 15c3-3